NEWS RELEASE

Crosshair Expands Uranium Resources at Bootheel

January 19, 2012	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce an update of its National Instrument (NI) 43-101 Mineral Resource estimate on the Bootheel Project, in southern Wyoming.  The updated estimate includes an Indicated Resource of 1.48 million pounds of uranium oxide and an additional Inferred Resource of 3.13 million pounds of uranium oxide (see Table 1 for tonnage and grade details). This represents a 36% increase in the Indicated Resources from the initial 2009 report (see news release dated August 13, 2009).

“We are very pleased to be able to update Bootheel’s Mineral Resource Estimate, as a result of our successful 2011 drill program.” says Stewart Wallis, President of Crosshair.  “These strong numbers, in combination with the hydrological data being acquired from the property, will provide a solid foundation upon which to complete our Preliminary Economic Assessment later this year.”

TABLE 1. Bootheel Mineral Resource Estimate as of January 16, 2012
Classification	Formation	Short tons	% eU3O8	Pounds eU3O8

Indicated	Sundance	2,068,000	0.036	1,482,000

Inferred	Sundance	3,039,000	0.032	1,942,000
Inferred	Wind River	955,000	0.062	1,184,000
Inferred	Total	3,994,000	0.039	3,126,000
Notes:
1.	Mineral Resources are classified according to CIM Definition Standards, which are incorporated by reference in National Instrument 43-101.
2.	High U3O8 grades have not been cut for the Mineral Resource estimate.
3.	Tonnage, average grade, and contained uranium are rounded.

Uranium mineralization occurs within several different sandstone beds within the Sundance Formation at the Bootheel Property.  This formation has the potential to be recovered using in-situ recovery (ISR) techniques (see news release dated February 5, 2009). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods.

Resource Estimate Details

This updated resource estimate for the Bootheel Project is based on results from 169 Crosshair drill holes totaling 85,923 feet (26,189 metres) and approximately 1,450 historic drill holes for which detailed information is available.

Crosshair used cut-off grades based on a US$70 per pound long term price of U3O8 and the estimated mining costs of a typical ISR project.  The cut-off grade used for the resource contained within the Sundance Formation is 0.015% eU3O8.  The cut-off for the resource contained within the Wind River Formation was increased to 0.020% eU3O8 to allow for the possibility of lower recoveries in the formation and increased drill density required for the development of the well fields.

A stratigraphic analysis based on mineralized and barren drill holes was performed in preparation for the resource estimation. The individual mineralized lenses were drawn on cross sections and interpreted on a section by section basis.  The complex morphology of roll front mineralization within the Sundance Formation was divided into three categories then each category was contoured. The geological interpretation of mineralization in the Wind River Formation was strongly influenced by the lithological logs and only mineralization hosted by sandstones and/or the basal conglomerate with a minimum thickness of four feet, were included in the composite database used for the resource estimate.

Composites within the selected formation were determined using the grade cut-off combined with a minimum grade thickness (GT, product of %eU3O8 x interval thickness) of 0.15%-ft.  Generally no more than three feet of intermediate material below cut-off between adjacent mineralized intervals was included in the composites but in several cases interpretation suggested that the interval should be extended.  The majority of the Inferred Resource was drilled off on a spacing of 200 ft. lines with drill holes 100 ft. apart.  The Indicated Resource that lies within the Sundance Formation (Zone 6) was drilled off with hole spacing in the order of 100 ft. by 100 ft. to 150 ft.

The Sundance Formation resource was estimated using the GT contour method.  The drill hole composites were plotted on horizontal plans depicting vertical thickness and GT values for each midpoint of the mineralized intersection of the drill hole.  The thickness and GT values were contoured on a horizontal plan and the area enclosed within each contour was measured.  The mineralized volume was calculated by multiplying each contoured area by its average thickness then all individual volumes were summed.  Tonnage was estimated by dividing the total volume by the tonnage factor of the appropriate formation.  The tonnage factor for the Sundance Formation is 16 cubic feet per short ton and 15 cubic feet per short ton for the Wind River Formation. The average grade was estimated by dividing the total tonnage grade (ΣG x Tons) by the tonnage.

The Wind River Formation resource was estimated using the polygonal method whereby composites in the same drill hole are summed for the total thickness of mineralization.  The composites were compiled using a cut-off of 0.02% eU3O8, a minimum thickness of four feet and a GT of 0.15%-ft.  For each polygon, an area of influence was limited to half the distance between neighbouring drill holes or a maximum of 200 ft., whichever was less.

Hrayr Agnerian, P.Geo., a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release. Mr. Agnerian has verified the sampling, analytical and test data underlying the Mineral Resource estimate disclosed in this news release. This updated NI 43-101 compliant estimate will be filed in a Technical Report on SEDAR within 45 days.  Crosshair is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The Bootheel and Buck Point Properties cover 8,524 acres of gross mineral lands within the Shirley Basin in southern Wyoming, and comprise The Bootheel Project, LLC.  Crosshair, through a wholly owned subsidiary, and Ur-Energy Inc. (NYSE Amex: URG and TSX: URE), through a wholly owned subsidiary, are the members of The Bootheel Project, LLC.  Crosshair currently has a 75% interest in the Project.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project and the CMB JV Uranium Project are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the mineral resource estimate, the completion of a Preliminary Economic Assessment, and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.